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                                                             September 28, 2006

Michael McTiernan
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE - Mail Stop 4561
Washington, D.C. 20549

         RE:      GRANAHAN MCCOURT ACQUISITION CORPORATION
                  REGISTRATION STATEMENT ON FORM S-1
                  FILE NO. 333-136048

Dear Mr. McTiernan:

     On behalf of our client, Granahan McCourt Acquisition Corporation, a Delaware corporation (the "Registrant"), enclosed for review by the Securities and Exchange Commission (the "Commission") are four (4) copies of Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-136048, of the Registrant (as amended, the "Registration Statement"), two (2) of which are marked to show changes to the Registration Statement filed on September 11, 2006. These changes revise the Registration Statement to respond to the comments of the Staff of the Commission (the "STAFF") that were contained in your letter dated September 19, 2006 (the "COMMENT LETTER") and to effect such other changes as the Registrant deems appropriate.

     Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the Registration Statement as submitted on the date of this letter.

SUMMARY FINANCIAL DATA, PAGE 19

1. REFERENCE IS BEING MADE TO PAGE 20. WE NOTE THAT THE COMPANY MAY STILL EFFECT A BUSINESS COMBINATION IF PUBLIC SHAREHOLDERS OWING UP TO 3,162,499 SHARES EXERCISE THEIR CONVERSION RIGHTS. IT APPEARS THAT THE CALCULATION OF THE 3,162,499 SHARES INCLUDE THE SHARES SOLD IN THE PRIVATE PLACEMENT. GIVEN THAT THE CONVERSION RIGHTS ARE NOT AVAILABLE TO HOLDERS OF SHARES ISSUED IN THE PRIVATE PLACEMENT, PLEASE EXPAND YOUR DISCLOSURE TO CLARIFY WHY SUCH SHARES WOULD BE INCLUDED IN DETERMINING THE SHARES SUBJECT TO CONVERSION.

     The Registrant has revised the terms of the private placement so that David
     C. McCourt is purchasing 4,000,000 warrants at a price of $1.00 per warrant, for a total purchase price of $4,000,000. Accordingly, the
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Michael McTiernan
September 28, 2006
Page 2

     disclosure on page 20 and throughout the Registration Statement has been revised to remove references to shares purchased in the private placement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 52

2. PLEASE EXPAND YOUR DISCLOSURE IN THE FIFTH PARAGRAPH ON PAGE 53 TO CLARIFY THAT THE PURCHASE OPTION MAY NOT BE EXERCISED UNLESS A REGISTRATION STATEMENT WITH RESPECT TO THE UNDERLYING SECURITIES IS EFFECTIVE AND A CURRENT PROSPECTUS IS ON FILE WITH THE SEC AND THAT UNDER NO CIRCUMSTANCES WILL THE COMPANY BE REQUIRED TO NET-CASH SETTLE THE OPTION.

     The Registrant has revised the disclosure on page 53 of the Registration Statement in accordance with the Staff's comment.

UNDERWRITING AGREEMENT- EXHIBIT 1.1

3. REFER TO SECTION 10(ii) OF THE UNDERWRITING AGREEMENT. THE UNDERWRITER'S OBLIGATION MAY BE TERMINATED IF THERE IS ANY "CHANGE IN ECONOMIC OR POLITICAL CONDITIONS IF THE EFFECT OF SUCH...CHANGE ON THE FINANCIAL MARKETS OF THE UNITED STATES WOULD, IN [THE UNDERWRITER'S] JUDGMENT, MAKE IT IMPRACTICABLE OR INADVISABLE TO MARKET THE UNITS". THIS STATEMENT APPEARS TO BE A MARKET-OUT CLAUSE WHICH HAS THE EFFECT OF PLACING THE RISK OF SUCCESS OF THE OFFERING ON THE ISSUER AND RESULTS IN THE UNDERWRITER CONDUCTING A "BEST EFFORTS" OFFERING RATHER THAN A "FIRM COMMITMENT" UNDERWRITTEN OFFERING. PLEASE REVISE TO DELETE OR MODIFY THIS STATEMENT TO BE CONSISTENT WITH THE GUIDELINES SET FORTH IN THE FIRST BOSTON CORPORATION (SEPT. 3, 1985).

     The Registrant has revised the form of underwriting agreement filed with the Registration Statement at Section 10(ii) by including the word "material" in two places in response to the Staff's comment.
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Michael McTiernan
September 28, 2006
Page 3

LEGAL OPINION-EXHIBIT 5.1

4. PLEASE HAVE COUNSEL REVISE ITS OPINION TO NOTE THAT THE UNITS ARE DULY AUTHORIZED, LEGALLY ISSUES AND NON-ASSESSABLE. ALTERNATIVELY, PLEASE INCLUDE AN OPINION THAT THE UNITS ARE BINDING OBLIGATIONS OF THE COMPANY.

     We have revised our filed legal opinion in accordance with the Staff's comment.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]
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Michael McTiernan
September 28, 2006
Page 4

     We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

     Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

                                                     Very truly yours,

                                                     /s/ Floyd I. Wittlin

                                                     Floyd I. Wittlin

cc:  David C. McCourt
     Barak Bar-Cohen
     Michelangelo Ciocca
     Peter Loughran